October 3, 2019

David Melcon
Chief Financial Officer and Investor Relations Officer
Telefonica Brasil S.A.
Av. Eng  Lu s Carlos Berrini, 1376 - 28  andar
S o Paulo, S.P.
Federative Republic of Brazil

       Re: Telefonica Brasil S.A.
           Form 20-F for the Year Ended December 31, 2018
           Filed February 21, 2019
           Response Letter Filed August 1, 2019
           File No. 001-14475

Dear Mr. Melcon:

       We have reviewed your August 1, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 19, 2019 letter.

Form 20-F for the Year Ended December 31, 2018

Item 8. Financial Information
Legal Proceedings (Civil Claims), page 99

1. We note your response to our prior comment one. Since the matter is still in dispute and may have a significant effect on your financial position or profitability, please disclose all the material facts and developments relating to the suit including the R$47 billion dollar preliminary estimate in accordance with Item 8.A.7 of Form 20-F.
 David Melcon
Telefonica Brasil S.A.
October 3, 2019
Page 2
19) Provisions and Contingencies
c,3,2) Civil contingencies assessed as possible losses, page F-40

2. We note your response to comment two. Please expand your disclosure to address the significant management judgments and estimation uncertainty with respect to the amount you recorded as a provision for the Preseverance case. Disclose how and why the damages claimed in the Perseverance case (based on the recent expert report commissioned by the trial court) differ significantly from your internal estimate. Refer to paragraphs 122 and 125 of IAS 1.



      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Inessa
Kessman, Senior Staff Accountant at (202) 551-3371 if you have questions.



                                                             Sincerely,
FirstName LastNameDavid Melcon
                                                             Division of
Corporation Finance
Comapany NameTelefonica Brasil S.A.
                                                             Office of
Technology
October 3, 2019 Page 2
cc:       Investor Relations
FirstName LastName